ADAR1 Capital Management Issues Open Letter to Keros Therapeutics Stockholders

Announces Intention to Withhold Votes for Directors Dr. Mary Ann Gray and Dr. Alpna Seth

AUSTIN, TX, May 8, 2025 (PR Newswire)—ADAR1 Capital Management, LLC (together with its affiliates, “ADAR1”), the largest stockholder of Keros Therapeutics (Nasdaq: KROS) (“Keros” or the “Company”) with approximately 13.3% of the Company’s outstanding shares, today released a public letter to fellow Keros stockholders outlining its concerns with the Company’s capital allocation decisions, strategic direction, and prolonged underperformance.

In the letter, ADAR1 details the Company’s alarming clinical results for two of its three drug candidates—KER-012 and KER-065—and expresses serious concern that continued investment in these programs risks further shareholder value destruction. ADAR1 calls for Keros to restructure the business, significantly reduce headcount, return excess capital to stockholders, and ensure the Takeda licensing partnership is managed to maximize value for investors.

Given its loss of confidence in the Company’s management and Board of Directors, ADAR1 announced its intention to “WITHHOLD” votes on the re-election of Dr. Mary Ann Gray and Dr. Alpna Seth at Keros’ upcoming Annual Meeting of Stockholders, scheduled to be held on June 4, 2025.

The full text of the letter is below.

* * *

Dear Fellow Stockholders,

Keros Therapeutics (“Keros” or the “Company”) is at a crossroads. Two of the Company’s three drug candidates, KER-012 and KER-065, have demonstrated concerning side effects in clinical trials. In our view, any further development would be dilutive to stockholder value and, potentially, put patients at risk.

As Keros’ largest stockholder with approximately 13.3% of the Company’s outstanding shares, ADAR1 Capital Management, LLC (together with its affiliates, “we” or “us”) has been a committed investor for nearly two years, carefully analyzing the Company’s pipeline developments and capital allocation decisions. We have urged Keros to discontinue development of KER-012 and KER-065 and to narrow its focus to deliver value from KER-050 (“elritercept”), which the Company is developing in partnership with Takeda Pharmaceuticals (“Takeda”). We believe that KER-050 has a path to commercialization and could achieve peak sales of more than $2 billion.

Unfortunately, the Company has dismissed our recommendations and continues to operate with what we believe is an excessive cost structure, an unfocused strategy, and an unnecessarily bloated balance sheet with too much cash. Rather than right-sizing its capital structure and concentrating on high-potential opportunities, the Company has persisted with developing programs that we believe are value-destructive.

We invested in Keros because we saw enormous potential. But in our view, that potential is being squandered.

The numbers speak for themselves. Keros has generated negative total stockholder returns across every relevant timeframe since its initial public offering, underperforming its proxy peers and relevant market and biotechnology sector benchmarks.

	1-Year	2-Year	3-Year	4-Year	5-Year	Since IPO
Keros Therapeutics	(77%)	(69%)	(71%)	(75%)	(51%)	(34%)
vs. Proxy Peers	(18%)	(20%)	(38%)	(25%)	(9%)	(50%)
vs. Nasdaq Composite Index	(86%)	(116%)	(120%)	(109%)	(159%)	(167%)
vs. Nasdaq Biotechnology Index	(69%)	(64%)	(85%)	(63%)	(54%)	(54%)
vs. SPDR S&P Biotech ETF	(62%)	(59%)	(81%)	(36%)	(30%)	(32%)

Source: Bloomberg. Data as of May 6, 2025. “Proxy Peers” include Akero Therapeutics, Arcturus Therapeutics, Crinetics Pharmaceuticals, Editas Medicine, Geron Corp., IDEAYA Biosciences, Iovance Biotherapeutics, KalVista Pharmaceuticals, Kura Oncology, Mersana Therapeutics, Morphic Holding, Protagonist Therapeutics, Replimune Group, Rocket Pharmaceuticals, Scholar Rock Holding Corp., Springworks Therapeutics, Syndax Pharmaceuticals and Zentalis Pharmaceuticals. Peer data refers to median.

The Company’s current market value barely reflects our estimate of the net present value of potential milestone payments from the Takeda partnership, suggesting that investors assign zero value to the rest of Keros’ pipeline and believe that the Company will deploy its substantial capital—more than $720 million as of March 31, 2025—on unproductive or misguided initiatives.

We think a new approach is urgently needed and the best path forward for Keros and its stockholders is to:

•	Restructure the business and reduce headcount by at least 70%;
•	Return excess cash to stockholders, preserving only what is necessary to support high-confidence opportunities; and
•	Ensure that stockholders capture the upside from the Takeda partnership through a contingent value right or similar mechanism.

We believe these initiatives could ultimately deliver between $24 and $35 per share in value for stockholders, encompassing net cash value and the net present value of the elritercept partnership. And yet, rather than embracing our recommendations and taking what we believe to be the necessary steps to enhance value, the Board rejected our offer of assistance and appears content to continue down a path that, in our view, is actively destroying shareholder value.

We see no reason to be optimistic about the prospects of KER-012 or KER-065. Without a change in oversight and strategy, we believe the Company’s poor performance and depressed valuation will persist. Keros needs a Board that will ask tough questions, challenge management, and act with a sense of urgency. It is time for accountability.

To that end, we intend to vote “WITHHOLD” on the re-election of Dr. Mary Ann Gray and Dr. Alpna Seth—two directors who have presided over the Company’s challenges—to send a clear message that stockholders are dissatisfied with the Company’s current direction and that meaningful change is necessary.

We also believe that significant stockholders—such as ADAR1 and Pontifax, which owns approximately 11.9% of the Company’s outstanding shares—should have direct representation on the Board to help ensure shareholder interests remain aligned with long-term strategic decision making. Accordingly, we intend to vote “FOR” Ran Nussbaum, the Managing Partner and Co-Founder of Pontifax.

At this Annual Meeting, stockholders have an opportunity to make an unequivocal statement that the Company cannot continue along the same path that has led to significant value destruction.

Sincerely,

Daniel Schneeberger

ADAR1 Capital Management

About ADAR1 Capital Management

ADAR1 Capital Management is an SEC-registered investment manager based in Austin, Texas, focused on public and private equity investments in the life sciences and biotechnology sectors. The firm was founded in October 2018 by Dr. Daniel Schneeberger, who brings over 20 years of experience spanning scientific research, healthcare consulting, institutional investing, and executive leadership in the healthcare industry. He is supported by a team of experienced professionals with deep medical and scientific expertise and a strong track record of biopharmaceutical investing.

Forward-Looking Statements

Certain financial projections and statements made in this press release and accompanying letter have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third-party reports. Neither ADAR1 nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any third-party SEC or other regulatory filing or third-party report. Select figures presented in this press release and accompanying letter have not been calculated using generally accepted accounting principles (“GAAP”) and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected within such materials will be realized. Nothing in this press release and accompanying letter is intended to be a prediction of the future trading price or market value of securities of the Company. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “may”, “ought to”, “plan”, “project”, “seek”, “should”, “will”, “would” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Reliance on any forward-looking statements involves known and unknown risks and uncertainties and there is no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.  In addition, there can be no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by ADAR1 herein are based on assumptions that ADAR1 believes to be reasonable as of the date of this press release.

Contact:

info@adar1.com

512-254-3790